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                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                           Subject Company: Occam Networks, Inc.
                                                   Commission File No. 333-75816

   Former President of Siemens ICN Division and Founder of Efficient Networks,
              Mark Floyd, Joins Occam Networks Board of Directors



         SANTA BARBARA, Calif. - Feb. 20, 2002 - Occam Networks Inc. today announced that Mark Floyd, former president and CEO of Siemens Information and Communications Networks-US and former Chairman and CEO of Efficient Networks, has been elected to the Occam board of directors.

         "It's a distinct honor and a privilege to have Mark Floyd join the Occam board," said Kumar Shah, Occam president and CEO. "Mark's inimitable track-record as a serial entrepreneur, founder of Efficient Networks and a key executive at Networth, two immensely successful businesses, as well as his experience in managing a global telecommunications business for Siemens as the president of its ICN division make Mark an ideal board member for Occam Networks."

         Occam provides telecommunications carriers with Ethernet- and IP-based Broadband Loop Carrier equipment that combines the functionality of a DLC, DSLAM, and media gateway to deliver broadband data and lifeline POTS from a single, converged access network.

         "I am delighted to join the Occam board of directors and look forward to working with Kumar and his executive team to establish Occam as a significant force in the broadband access market," said Mark Floyd. "Occam's Broadband Loop Carrier solution holds great promise and potential in helping carriers build out their next-generation loop carrier infrastructure while facilitating migration from their circuit-switched architecture to a packet-switched architecture. I am excited about working with the Occam team to help them make this promise a reality."

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                                    Occam Names Mark Floyd to Board of Directors

         Recipient of the 2001 Ernst & Young Entrepreneur of the Year award for the Southwest region, Floyd founded Efficient Networks Inc. in 1993. Siemens acquired Efficient Networks in April 2001 for $1.5 billion. Prior to starting Efficient, Floyd was chief operating officer and a director of Networth Inc., a provider of LAN products, including Ethernet hubs, switches and network interface cards, and a company that was acquired by Compaq Computers in 1992.

         Floyd also served as executive vice president, chief financial officer and director of Interphase Corp., a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications. Floyd holds a B.B.A. in finance from the University of Texas at Austin.

About Occam Networks

         Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. In November 2001, Occam Networks announced that it had signed a definitive merger agreement with Accelerated Networks (Nasdaq: ACCL). The merger is expected to close late in the first quarter or early in the second quarter of 2002, subject to the satisfaction of certain closing conditions, including the approval of the stockholders of both companies. Occam is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

         Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Accelerated Networks, Occam, the merger and related matters. Investors and security holders of Accelerated Networks and Occam are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. Free copies of these documents will be available through the Web site maintained by the SEC at http://www.sec.gov/.

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                                    Occam Names Mark Floyd to Board of Directors



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Contact:
Daphne Page                                          Derek Fay
Director, Corporate Communications                   ConnectPR
Occam Networks, Inc.                                 +1 801 373 7888
+1 805 692 2919 direct                               derekf@connectpr.com
dpage@occamnetworks.com                              --------------------
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